CORRESPONDENCE LETTER

Jennifer López (for)
Mara L. Ransom
Assistant Director
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re: FutureLand Corp.
Amendment No. 4 to Current Report on Form 8-K
Filed November 06, 2015
File No. 000-53377

Dear Jennifer:

We are in receipt of your phone conversation with our counsel, Mr. Craig A. Huffman, and your request in regards to the missing audited financials for FutureLand Properties LLC, as an exhibit 99.1 of the form 8K dates originally on 6/19/2015. Please see amendment No. 4 to Current Report on Form 8-K with MALONEBAILEY LLP provided audited financial information for FutureLand Properties LLC, for the form 8K dated originally on 6/19/2015, as an exhibit 99.1.

We are also providing written statement acknowledging;

1-            FutureLand Corp is responsible for the adequacy and accuracy of the disclosure in the filings;
2-            Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3-            FutureLand Corp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely
/s/ Cameron Cox
Cameron Cox – CEO
FutureLand Corp
11/06/2015